Exhibit 99.7

EXECUTION VERSION
DEED OF RELEASE OF WHOLE
THIS DEED OF RELEASE is made the 15 day of September 2009
BY:
(1)	NEW HBU II N.V. (as legal successor to Hollandsche Bank-Unie N.V. (“HBU”) pursuant to the deed of demerger (akte van splitsing) dated 6 August 2008), having its registered office in Rotterdam, The Netherlands (the “Lender”);
in favour of
(2)	ADVENTURE TWO S.A., a company incorporated and existing under the laws of the Marshall Islands, having its registered office at Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (“ADV2”);

(3)	ADVENTURE THREE S.A., a company incorporated and existing under the laws of the Marshall Islands, having its registered office at Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (“ADV3”);

(4)	ADVENTURE SEVEN S.A., a company incorporated and existing under the laws of the Marshall Islands, having its registered office at Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (“ADV7”); and

(5)	ADVENTURE ELEVEN S.A., a company incorporated and existing under the laws of Liberia, having its registered office at 80 Broad Street, Monrovia, Liberia (“ADV11”),
ADV2, ADV3, ADV7 and ADV11 are collectively referred to as the “Assignors” and each an “Assignor”.
WHEREAS
(A)	By a deed of assignment dated 29 September 2004 made between ADV3 and HBU (the “Deed of Assignment 1”), ADV3 granted security for the Outstanding Indebtedness (as defined therein) over the Assigned Property (as defined therein), in favour of HBU.

(B)	By a deed of assignment dated 17 March 2008 made between ADV2 and HBU (the “Deed of Assignment 2”), ADV2 granted security for the Outstanding Indebtedness (as defined therein) over the Assigned Property (as defined therein), in favour of HBU.

(C)	By a deed of assignment dated 17 March 2008 made between ADV3 and HBU (the “Deed of Assignment 3”), ADV3 granted security for the Outstanding Indebtedness (as defined therein) over the Assigned Property (as defined therein), in favour of HBU.

(D)	By a deed of assignment dated 19 March 2008 made between ADV7 and HBU (the “Deed of Assignment 4”), ADV7 granted security for the Outstanding Indebtedness

(as defined therein) over the Assigned Property (as defined therein), in favour of HBU.

(E)	By a deed of assignment dated 26 August 2008 made between ADV2 and HBU (the “Deed of Assignment 5”), ADV2 granted security for the Outstanding Indebtedness (as defined therein) over the Assigned Property (as defined therein), in favour of HBU.

(F)	By a deed of assignment dated 26 August 2008 made between ADV3 and HBU (the “Deed of Assignment 6”), ADV3 granted security for the Outstanding Indebtedness (as defined therein) over the Assigned Property (as defined therein), in favour of HBU.

(G)	By a deed of assignment dated 26 August 2008 made between ADV7 and HBU (the “Deed of Assignment 7”), ADV7 granted security for the Outstanding Indebtedness (as defined therein) over the Assigned Property (as defined therein), in favour of HBU.

(H)	By a deed of assignment dated 1 September 2008 made between ADV11 and HBU (the “Deed of Assignment 8”), ADV11 granted security for the Outstanding Indebtedness (as defined therein) over the Assigned Property (as defined therein), in favour of HBU,
(the Deed of Assignment 1, Deed of Assignment 2, Deed of Assignment 3, Deed of Assignment 4, Deed of Assignment 5, Deed of Assignment 6, Deed of Assignment 7 and Deed of Assignment 8 are together referred to as the “Deeds of Assignment”).
(I)	The Assignors have requested the Lender (in its capacity as legal successor to HBU pursuant to the deed of demerger (akte van splitsing) dated 6 August 2008) to release the Assigned Property from the security created by or pursuant to the Deeds of Assignment, which the Lender has agreed to do upon the terms and conditions of this deed.

(J)	This deed is supplemental to the Deeds of Assignment.
IT IS AGREED as follows:
1.	Terms defined in each of the Deeds of Assignment shall have the same meaning in this deed.

2.	The Lender without recourse, representation or warranty reassigns all the Assignors’ assets and undertaking assigned to the Lender (in its capacity as legal successor to HBU pursuant to the deed of demerger (akte van splitsing) dated 6 August 2008) by or pursuant to the Deeds of Assignment.

3.	The Assigned Property shall, subject only to clause 7 (Redemption) of each of the Deeds of Assignment, be held freed and discharged from the security created by, and all claims arising under, the Deeds of Assignment.

4.	The Lender agrees that it will (at the cost and expense of the Assignors) do all things and execute all documents as may reasonably be necessary to give effect to this release and reassignment.

5.	This release and reassignment shall not discharge the Assignors from any liabilities remaining outstanding at the date of this deed or from any other security.

6.	This deed and any non-contractual obligations arising out of or in connection with it are governed by English law.
IN WITNESS WHEREOF this deed has been executed by the Lender and is intended to be and is hereby delivered on the date specified above.

EXECUTED as a DEED	)	/s/ P.M.W. Vodegel
by NEW HBU II N.V.	)	P.M.W. Vodegel
acting by:	)	Senior Vice President
and	)	/s/ A.C.J. Westhuls
A.C.J. Westhuls